Exhibit 10.1

Dated August 1, 2011 Manufacturing and development agreement Parties MiniFAB (Aust) Pty Ltd ACN 100 768 474 TearLab Research, Inc.
Contact Bernard O’Shea Norton Rose Australia Level 15, RACV Tower, 485 Bourke Street, Melbourne, Victoria 3000 Tel: +61 (0)3 8686 6573 www.nortonrose.com Our ref: 2626784

Contents

1	Definitions and interpretation	1
2	Development of the First Product	6
3	Supply of Products	7
4	Price	12
5	Development of New Products	13
6	TearLab Licence	17
7	Obligations of MiniFAB	19
8	Meeting	20
9	Payment and invoicing	20
10	Amendments to Specifications	21
11	Registrations, safety and Product liability	22
12	Insurance	22
13	Warranties	23
14	Third party licensors and contractors; Technology Transfer	23
15	Term, breach and termination	25
16	Liability and indemnity	28
17	Goods and services tax	29
18	Confidentiality	30
19	Disputes	31
20	Force Majeure	33
21	Notices	33
22	General	34
Schedule 1 First Product		37
Schedule 2 Form of Development Order		38
Schedule 3 Manufacturing and Ordering Schedule for the First Product		39
Schedule 4 Pricing Schedule for the First Product		40
Annexure A Requirement Definitions of First Product		43
Annexure B Specifications for First Product		44
Annexure C Manufacturing Plan Version 1.1		45

Agreement dated                     August 1, 2011

Parties	MiniFAB (Aust) Pty Ltd ACN 100 768 474
of 9 The Centreway, Mount Waverley, Victoria 3149,
Australia
(MiniFAB)

TearLab Research, Inc.
of 7360 Carroll Road., Suite 200, San Diego, CA  92121,
U.S.A.
(TearLab)

Introduction

A	MiniFAB is a micro-nano-bio company that offers customised manufacturing and advanced product development services.

B
TearLab is an in-vitro diagnostics company that is developing and desires to commercialise a proprietary tear testing platform, TearLab™, capable of accurately and rapidly diagnosing various eye diseases at the point-of-care.

C
MiniFAB and TearLab were parties to a development agreement for a tear collection interface device comprised of Terms of Business and the Project Proposal for Project Tear-Sense (Stage 0), each dated 17 November 2006.

D
TearLab wishes to acquire the services of MiniFAB in the manufacture and supply of the Osmolarity Test Cards for measuring osmolarity, as well as potential development and manufacture of other Test Cards, and MiniFAB has agreed to provide such services, on the terms of this Agreement.

It is agreed

1	Definitions and interpretation

1.1	Definitions

In this Agreement:

(1)	Agreement means this document, including any schedule or annexure to it;

(2)
Annual Production Capacity means, in respect of each Product, the quantity of the Product that MiniFAB is reasonably capable of manufacturing each year, and as varied in accordance with clause 3.5.  The parties intend to specify the Annual Production Capacity for the Product in the Manufacturing and Ordering Schedule for that Product as agreed between the parties pursuant to clause 5.8;

(3)	Business Day means a day that is not a Saturday, Sunday or any other day which is a public holiday or a bank holiday in Melbourne, Australia;

(4)	cGMP means current Good Manufacturing Practices, as established by the FDA;

(5)	Commencement Date means January 1, 2010;

(6)
Commercially Reasonable Efforts means the exercise of such efforts and commitment of such resources by MiniFAB as would be expended on, or committed by MiniFAB for, a comparable development or manufacturing program of a similar scope and at a similar stage in development or product lifecycle, comparable profit margin and potential, competitive landscape, and risk profile, in each case with due regard to the nature of efforts and cost required for such development or manufacturing and taking into account payments made by TearLab, or obligated to be made by TearLab, under this Agreement;

(7)
Confidential Information of a party means any Information (and all tangible and intangible embodiments thereof of any kind whatsoever) provided by that party or its Representatives to the other party or its Representatives whether provided orally or in any form and is marked, identified as or otherwise acknowledged to be confidential at the time of disclosure to the other party; provided, however, that information, data and results generated by MiniFAB under the Development Agreement, or in the course of performing activities under this Agreement, that relate to TearLab’s technology or to the development of Products or prototypes thereof shall be deemed the Confidential Information of TearLab;

(8)	Default Rate means ****[REDACTED]**** per annum;

(9)	Delivery Point means the premises of MiniFAB located at 1 Dalmore Drive, Scoresby, Victoria, Australia;

(10)
Development Expenses means all costs and expenses incurred by MiniFAB for the development of a New Product as more particularly described in clause 5.5(1)(a), but does not include the capital expenditures referred to in clause 5.5(1)(b);

(11)
Development Order means a document substantially in the form set out in Schedule 2 executed by or on behalf of MiniFAB and TearLab which details a New Product to be developed by MiniFAB in accordance with clause 5;

(12)	Development Request has the meaning given in clause 5.2;

(13)
Expected Limit means, in respect of each Product, the quantity of the Product that is reasonably expected to be the maximum quantity of Product that will be ordered by TearLAB for delivery in a given year, and as varied in accordance with clause 3.5.  The parties intend to specify the Expected Limit for the Product in the Manufacturing and Ordering Schedule for that Product as agreed between the parties pursuant to clause 5.8.

(14)	EXW means “ex works”, according to the Incoterms 2000 published by the International Chamber of Commerce (ICC) as amended from time to time;

(15)	FDA means the United States Food and Drug Administration;

(16)	First Product means the Osmolarity Test Card, together with the capsule and applicable packaging, all as further described in Schedule 1;

(17)
Force Majeure means any cause which is not within the reasonable control of the party affected by it including, but not limited to, acts of God, war declared or undeclared, civil disturbance, acts or omissions of government or other competent authority, fire, lightning, explosion or flood, but excludes any cause due to lack of demand or market success for the Products;

(18)	Governmental Agency means any court, administrative agency or commission or other governmental agency, body or instrumentality, domestic or foreign;

(19)
Information means any information or know-how pertaining to, or in the possession or control of, a party including, but not limited to, information concerning its business, systems, technology and affairs, such as:

(a)	financial, technological, strategic or business information, concepts, plans, strategies, directions or systems;

(b)	research, development, operational, legal, marketing or accounting information, concepts, plans, strategies, directions or systems;

(c)	technology, source and object codes for computer software, intellectual property rights and technical and historical information relating thereto;

(d)	customer and supplier information; and

(e)	information relating to the Products;

(20)	Insolvency Event in the context of a person means:

(a)
a receiver, receiver and manager, official manager, trustee, administrator, other controller (as defined in the Corporations Act 2001 (Cth)) or similar official is appointed, or steps are taken for such appointment, over any of the equipment or undertaking of the person;

(b)
the person is or becomes unable to pay its debts when they are due or is or becomes unable to pay its debts within the meaning of the Corporations Act 2001 (Cth) or is presumed to be insolvent under the Corporations Act 2001 (Cth);

(c)	the person ceases to carry on business; or

(d)
an application or order is made for the liquidation of the person or a resolution is passed or any steps are taken to liquidate or pass a resolution for the liquidation of the person otherwise than for the purpose of an amalgamation or reconstruction;

(21)
Intellectual Property means any copyright, design (whether registered or unregistered), trademark (whether registered or unregistered), patent or patent application or invention, circuit layout, know-how, confidential information (whether such information is in writing or recorded in any other form) and other proprietary or personal rights arising from intellectual activity in the business, industrial, scientific or artistic fields;

(22)
Loss means any loss, damage, cost, interest, expense, fee, penalty, fine, forfeiture, assessment, demand, liability or damages incurred by a person to the extent resulting from any action, suit, claim, proceeding or cause of action brought against such party by a third party.

(23)
Manufacturing and Ordering Schedule means, in respect of each Product, the manufacturing and ordering schedule agreed by the parties.  The Manufacturing and Ordering Schedule for the First Product is set out in Schedule 3;

(24)
Net Sales Income means the gross amount received from any independent third person buyer, reimburser or rebater for or in respect of the sale or supply of a Product less the following items to the extent that they are paid or actually allowed whether or not such costs are invoiced separately:

(a)	amounts repaid or credited and allowances including cash, credit or free goods allowances, given by reason of charge-backs, retroactive price reductions or billing errors and rebates for such Product;

(b)	amounts refunded or credited for such Product which was rejected, spoiled, damaged, outdated or returned which occur within 6 months from the date of invoice of the Product;

(c)	separately itemised packing, crating or insurance charges or allowances to the extent borne by TearLab and included in such amount;

(d)	any tax (excluding income tax), excise or other governmental charge upon or measured by the sale, transportation, delivery or use of the Product; and

(e)	separately itemised transportation, delivery or use charges to the extent borne by TearLab.

(25)
New Products means any Test Cards developed pursuant to this Agreement and any other goods that the parties agree are New Products.  For the avoidance of doubt, New Products do not include the First Product;

(26)
Price means, in respect of each Product, the price payable by TearLab to MiniFAB for the supply of that Product, inclusive of all packaging, labelling and all other handling charges (other than the freight costs), as set out in the Pricing Schedule for that Product;

(27)	Pricing Schedule means, in respect of each Product, the pricing schedule agreed by the parties. The Pricing Schedule for the First Product is set out in Schedule 4;

(28)	Products means the First Product and any New Products;

(29)	Purchase Order has the meaning given in clause 3.4;

(30)	Quarter means a period of three months commencing on 1 January, 1 April, 1 July or 1 October;

(31)	R&D Services means those development services for New Products as specified in clause 5.1;

(32)
Registrations means all registrations or approvals required from the relevant Regulatory Authority or Authorities for the export, import, storage, promotion, supply, sale or other distribution in the of the Products;

(33)
Regulatory Authority means any Governmental Agency having responsibility for the regulation of, oversight of or whose approval is required for the manufacture, marketing, sale or supply of the Products or the facilities in which it is manufactured;

(34)	Regulatory Requirements means, collectively:

(a)
all laws and regulations and any and all other requirements of the FDA or any other Regulatory Authority that are mandatory  to the manufacture, packaging, labelling, storage, handling and shipment of the Products by MiniFAB and, subject to clause 2.1, includes cGMP; and

(b)
all standards set by the International Organization for Standardization (ISO) that are mandatory to the manufacture, packaging, labelling, storage, handling and shipment of the Products by MiniFAB, including without limitation ISO 13485:2003 (Medical Devices Quality Management System), ISO 10993-1 (Biocompatibility), ISO 10993-5 (Biocompatibility: Cytotoxicity), and ISO 10993-10 (Biocompatibility: Sensitization and Irritation), but excludes

(c)
any law, regulation, requirement or standards that apply to the design, trials, marketing, sales or supply of the Products (and which do not also apply to the manufacture of Products and/or to MiniFAB’s supply to TearLab hereunder);

(35)	Representative of a party means the employees, directors, agents or advisors of that party;

(36)
Requirement Definitions or PRD means, with respect to any Product, the written documentation guiding MiniFAB’s development of such Product, including detailed requirement definitions for such Product, as agreed by the parties.  The Requirement Definitions may be modified from time to time by mutual agreement of TearLab and MiniFAB in the course of development work for such Product, and MiniFAB agrees to use Commercially Reasonable Efforts to accommodate changes to the Requirement Definitions as TearLab may from time to time request;

(37)
Second Product means the first New Product developed pursuant to this Agreement, which the parties intend to be a Test Cards similar to the First Product, provided that such product would be designed to measure either (i) a marker other than osmolarity, or (ii) both osmolarity and one other additional marker;

(38)
Specifications means, with respect to any Product, the definitive written documentation guiding MiniFAB’s manufacture, packaging, labelling, storage and handling of such Product, prepared and agreed in accordance with clause 3.1; in each case, and as modified from time to time by mutual agreement of TearLab and MiniFAB in accordance with clause 10;

(39)	Successful Completion has the meaning provided in clause 5.10;

(40)	Supply Start Date has the meaning given in clause 3.2(2);

(41)	Test Card means any tear collection test card or any microfluidic based collection test card for use with TearLab;

(42)	TearLab IP has the meaning given in clause 6.1;

(43)
Technical Agreement means the technical agreement entered into between MiniFAB and TearLab with respect to each Product, as may be amended from time to time, which specifies their respective responsibilities for quality control and quality assurance and related activities and qualifications with respect to the applicable Product.  Mutually agreed Technical Agreements for other Products shall be entered into prior to commercial manufacture and supply of such Products; and

(44)	Term means the term of this Agreement, including any extended term under clause 15.1.

1.2	Interpretation

(1)	Reference to:

(a)	one gender includes the others;

(b)	a person includes a body corporate;

(c)	a party includes the party’s executors, administrators, successors and permitted assigns;

(d)	a statute, regulation, code or other law or a provision of any of them includes:

(i)	any amendment or replacement of it; and

(ii)	another regulation or other statutory instrument made under it, or made under it as amended or replaced; and

(e)	dollars means Australian dollars unless otherwise stated.

(2)	“Including” and similar expressions are not words of limitation.

(3)	Where a capitalized word or expression is given a particular meaning, other parts of speech and grammatical forms of that capitalized word or expression have a corresponding meaning.

(4)	Headings and any table of contents or index are for convenience only and do not form part of this Agreement or affect its interpretation.

(5)
A provision of this Agreement must not be construed to the disadvantage of a party merely because that party was responsible for the preparation of the Agreement or the inclusion of the provision in the Agreement.

(6)	If an act must be done on a specified day which is not a Business Day, it must be done instead on the next Business Day.

1.3	Parties

(1)	If a party consists of more than 1 person, this Agreement binds each of them separately and any 2 or more of them jointly.

(2)	An obligation, representation or warranty in favour of more than 1 person is for the benefit of them separately and jointly.

(3)	A party which is a trustee is bound both personally and in its capacity as a trustee.

2	Development of the First Product

2.1
Regulatory approvals and exemptions

As between the parties, TearLab shall be responsible, in its discretion, for activities in seeking Registrations and other regulatory approvals from applicable Regulatory Authorities with respect to Products (including any CLIA waiver from the FDA in respect of the FDA 510(k) application for the TearLab system which uses the Products developed under this Agreement).

2.2
Design Development completed

The parties agree that the development of the design for the First Product has been completed, and the Requirement Definitions and Specifications of the First Product have been accepted by TearLab and are as annexed to Annexure A and Annexure B.

3	Supply of Products

3.1	Development of Specifications

(1)
Promptly after TearLab’s Acceptance of a New Product as set forth in clause 5.9, MiniFAB shall prepare, on the basis of the most recent Requirement Definitions for such New Product, and provide to TearLab for approval, the definitive Specifications for the applicable Product, for MiniFAB’s use to manufacture, package, label, store and handle the applicable Product.

(2)	TearLab will review the Specifications submitted by MiniFAB under clause 3.1(1) and may request amendments or modifications to the Specifications if:

(a)	the Specifications are inconsistent with the Requirement Definitions;

(b)	the Specifications are inconsistent with the Regulatory Requirements;

(c)	the requirements of the Specifications are unreasonable or uncommercial having regard to the Price or proposed Price of the relevant Product; or

(d)	the requirements of the Specifications are unrelated to the Product.

(3)	MiniFAB must act reasonably and accommodate any requests for amendment to the Specifications made by TearLab under clause 3.1(2).

(4)
TearLab must accept the Specifications when it is satisfied that the Specifications are consistent with the Requirement Definitions and the Regulatory Requirements, and are reasonable and commercial having regard to the Price or proposed Price of the relevant Product.

(5)
The Specifications for any Product may be modified or amended by mutual written agreement of the Parties.  In the event that TearLab requests changes to the Specifications for reasons other than those set forth in clause 3.1(2) above, MiniFAB agrees to use Commercially Reasonable Efforts to accommodate such requested changes.

3.2	Capital investments and Supply Start Date

(1)
MiniFAB will in respect of each New Product, in accordance with the project plan specified in the Development Order or manufacturing plan for that New Product, once they have been agreed between the parties, use Commercially Reasonable Efforts to acquire, construct or develop such plant, equipment, raw materials, labour, utilities and capital improvements as are necessary to manufacture the Product to meet the Manufacturing and Ordering Schedule of that Product.  MiniFAB shall set up the manufacturing process, manufacture the Products, and assemble and package the Products, all in accordance with the Specifications and all Regulatory Requirements.  MiniFAB shall label the Products with such labels, tradenames, and trademarks as directed by TearLab.

(2)
MiniFAB will notify TearLab when MiniFAB reasonably believes that it has the necessary plant and equipment to manufacture a particular Product to meet the Manufacturing and Ordering Schedule of that Product.  Promptly following such notification by MiniFAB, the parties shall mutually agree on and set the date (Supply Start Date for that Product) on which TearLab may begin placing binding Purchase Orders for that Product pursuant to clause 3.4.

(3)	The parties acknowledge and agree that the Supply Start Date for the First Product has already occurred.

3.3	Supply and Purchase Obligations

(1)
Subject to MiniFAB’s rights under clause 15.4, MiniFAB shall manufacture the Products exclusively for TearLab; and MiniFAB shall sell the Products exclusively to TearLab or its designee; and MiniFAB shall not otherwise manufacture, sell, or distribute the Products to any third party.  MiniFAB acknowledges that TearLab may manufacture Products itself and/or engage one or more third parties in addition to MiniFAB to supply the Products to TearLab.

(2)
If the Manufacturing and Ordering Schedule for a Product provides for any exclusivity arrangement, then TearLab must exclusively order the Product from MiniFAB during the relevant exclusivity period until the exclusive volume (if any) specified in Manufacturing and Ordering Schedule is met, subject to MiniFAB meeting the conditions (if any) for the exclusivity, as set out in the Manufacturing and Ordering Schedule.  For clarity, if TearLab orders sufficient units of the Product to satisfy the exclusivity obligations set forth in this clause 3.3(2), but MiniFAB does not accept such orders and/or MiniFAB does not supply such ordered quantities in accordance with this Agreement, failure by TearLab to purchase such quantities shall not be a breach of TearLab’s exclusivity obligations hereunder.  This clause 3.3(2) shall not be construed to require TearLab to place orders in excess of the Annual Production Capacity.

(3)
MiniFAB hereby acknowledges that TearLab needs to obtain a reliable supply of the Products that meets certain quality, quantity and timing requirements, and agrees to comply with the following Supply Requirements:

(a)	ensure that the Supply Start Date for the Second Product occurs on or prior to the applicable cut-off date as specified in the Development Order for the Second Product;

(b)
ensure that each batch of Product are in full compliance with the Specifications (including without limitation any failure rates specified therein), the Technical Agreement, and the Regulatory Requirements; and

(c)	ensure that, for each 3 month period, at least 95% of shipments of Products are delivered by the delivery date required under clause 3.6.

(4)	If MiniFAB fails to comply with the Supply Requirements then:

(a)	MiniFAB must provide TearLab with the reasons for the non-compliance;

(b)	the parties must meet and discuss the reasons given by MiniFAB;

(c)	the parties must, acting reasonably, negotiate a mutually agreed remedy plan to address the reasons for the non-compliance;

(d)	MiniFAB must implement the agreed remedy plan; and

(e)
in respect of the Product in respect of which MiniFAB has failed to comply with the Supply Requirements, TearLab is not obligated for such Product ordered, but not delivered in accordance with Schedule 4, Invoicing and Reporting, Sections 1 and 2.

(5)
TearLab must meet the minimum ordering obligations for each Product (if any) as set out in the Manufacturing and Ordering Schedule of that Product by placing orders to purchase (and, to the extent such orders are accepted and filled in accordance with this Agreement, purchase from MiniFAB) the Product.

(6)
If TearLab fails to meet the minimum orders requirement set forth in clause 3.3(5) during the relevant period (other than as a result of the inability or failure of MiniFAB to timely supply conforming Products in quantities ordered by TearLab), then TearLab must pay to MiniFAB the minimum order liquidated damages (as applicable) as specified in the Manufacturing and Ordering Schedule for that Product.

(7)
TearLab shall have no purchase obligations under this Agreement, except as expressly set forth in this clause 3.3.  For the avoidance of doubt, subject to clauses 3.3(2), 3.3(5) and 3.3(6), TearLab shall have the right to engage any third party to manufacture and supply any Products.

3.4	Forecast and ordering

(1)
Not less than 3 months prior to the Supply Start Date for a Product and on or before the 1st date of each calendar month thereafter, TearLab must submit to MiniFAB a non-binding forecast of the quantity of each of the Products that TearLab expects to purchase in each of the 4th through the 6th month following the month for which the forecast is due (e.g., the forecast due on January 1, 2010 would contain a forecast for April through June of 2010).

(2)
TearLab must place orders for the Products on a monthly basis 60 days prior to their requested delivery dates (as determined in accordance with clause 3.6) by sending binding written purchase orders to MiniFAB stating the Product, unit quantities and any other information reasonably required by MiniFAB from time to time (Purchase Orders).  TearLab may begin placing Purchase Orders for any particular Product commencing with the Supply Start Date for that Product.  TearLab shall use reasonable endeavours to ensure that the quantities of Products set forth in its Purchase Orders are consistent with the then-current forecast.

(3)
A Purchase Order constitutes an irrevocable offer made by TearLab to MiniFAB for the supply of the Products specified in the Purchase Order on the terms and conditions of this Agreement.  Once received by MiniFAB, the Purchase Order is firm and may not be cancelled or modified without MiniFAB’s prior written consent.

(4)
Subject to clauses 3.4(5) or 3.5, MiniFAB must accept a Purchase Order if the quantity of the Product the subject of the Purchase Order is between 80% and 120% of the most recent forecast.  In addition, MiniFAB agrees to use Commercially Reasonable Efforts to accept and satisfy Purchase Orders exceeding 120% of the most recent forecast.  In the event that TearLab places a Purchase Order that exceeds 120% of the most recent forecast, MiniFAB shall (i) accept the Purchase Order with respect to quantities at least equal to 120% of the most recent Purchase Order, and (ii) notify TearLab in writing of those quantities (if any) exceeding 120% of the most recent forecast with respect to which MiniFAB is rejecting the Purchase Order.

(5)
If MiniFAB believes, on reasonable grounds, that a Purchaser Order is materially incorrect or, to the extent a Purchase Order exceeds 120% of forecast amounts, it is not capable of satisfying the Purchase Order with respect to excess amounts so ordered, then MiniFAB may reject the Purchase Order and must notify TearLab as soon as possible.  If MiniFAB does not reject to a Purchaser Order within 5 Business Days of receipt of the Purchase Order, then MiniFAB is deemed to have accepted the Purchase Order.  Any rejection by MiniFAB of a Purchase Order that is not provided for in this clause 3.4(5) or 3.5 is deemed to be a material breach of this Agreement for the purposes of clause 15.2(1).

3.5	Annual Production Capacity and Expected Limit

(1)
Despite clause 3.4(4), MiniFAB may, in its absolute discretion, refuse to accept any Purchase Order for a particular Product if the Purchase Order would require MiniFAB to exceed the Expected Limit or Annual Production Capacity of that Product during that year.

(2)
The parties may, from time to time, vary the Annual Production Capacity of a particular Product by agreement in writing.  If TearLab requests MiniFAB to increase the Annual Product Capacity, the parties shall promptly confer and discuss such matter in good faith, and MiniFAB shall endeavour to inform TearLab within thirty (30) days whether MiniFAB will agree to the requested increase in the Annual Production Capacity.

(3)	TearLab may increase the Expected Limit (to a level no greater than the Annual Production Capacity) by 6 months notice in writing to MiniFAB.

3.6	Delivery

MiniFAB will manufacture and deliver the Products EXW (Incoterms 2000) the Delivery Point within 60 days after the date of Purchase Order, unless the Purchase Order specifies a later delivery date.  MiniFAB will in accordance with the directions of TearLab, arrange and pay pre-pay all freight, insurance charges, taxes, import and export duties, inspection fees and other charges applicable to the transport and carriage of the Products from the Delivery Point to a shipping location set out in the Purchase Order, and add all such charges to invoices to TearLab as a separate line item at pass-through cost.  MiniFAB shall use such shipping method and carrier, and shall provide such carrier with such shipping instructions, as specified by TearLab.  In the event that any two or more consecutive shipments ordered by TearLab in accordance with clause 3.4 are delivered more than five (15) business days after the delivery date indicated in the first sentence of this clause 3.6, then TearLab shall be entitled to a ten percent (10%) discount on the Price of the actual Products in such shipments which were not actually delivered by the required delivery date.  Provided that the Product is delivered within 45 days after the required delivery date, then the discount set out above is the sole and exclusive remedy of TearLab for any loss, damage or liability suffered or incurred by TearLab in connection with the delay.  To avoid doubt, delivery occurs when the Products are available for collection at the Delivery Point by the shipping carrier.

3.7	Inspection and Nonconforming Products

(1)
TearLab must inspect the Products within 14 days after delivery (or such longer time as provided in the Technical Agreement) and must accept the Products if they meet the Specifications, the requirements of the Technical Agreement, and the Regulatory Requirements.  If TearLab fails to object in writing within the applicable period, then TearLab must accept the delivered Products.  TearLab may reject the delivered Products only if the Products fail to meet the Specifications, the requirements of the Technical Agreement, and/or the Regulatory Requirements.  If TearLab rejects the delivered Products, TearLab must provide MiniFAB in writing the reasons for the rejection and the reasonably available evidence to substantiate those reasons.

(2)
If TearLab rejects the relevant Product, then MiniFAB shall promptly supply conforming replacement Products as soon as possible, whether or not MiniFAB agrees that TearLab properly rejected such Products.  MiniFAB agrees to notify TearLab in writing if such replacement Products will not be shipped within five (5) business days.

(3)	If TearLab properly rejected the original Products, then:

(a)	TearLab’s payment for the rejected Products shall be deemed payment for the replacement Products; and

(b)	TearLab shall be entitled to a ten percent (10%) discount on the Price of the rejected Products; and

(c)
provided that the replacement Product is delivered within 1 month after the original required delivery date, then the discount set out above is the sole and exclusive remedy of TearLab for any loss, damage or liability suffered or incurred by TearLab in connection with the reject Products.

(4)	If TearLab was not entitled to reject the original Products in accordance with clause 3.7(1) then TearLab shall pay for both the rejected Products and the replacement Products.

(5)
If the parties disagree whether TearLab properly rejected the original Products, then the parties shall refer such matter to a mutually acceptable, independent testing laboratory (the Testing Lab) to determine whether such Products were properly rejected.  The fees and costs of the Testing Lab shall be borne by TearLab if the Testing Lab determines that the Products were improperly rejected and by MiniFAB if the Testing Lab determines that the Products were properly rejected.  If the Testing Lab is unable to determine whether the rejected Products met the Specifications, the requirements of the Technical Agreement or the Regulatory Requirements, then either party may submit the matter to the dispute resolution process in clause 19.

(6)	TearLab may withhold payment for any rejected Products (and only the rejected Products) until:

(a)	MiniFAB re-delivers conforming Products, or

(b)	the Testing Lab or dispute resolution process determines that the Products rejected by TearLab met the Specifications, the requirements of the Technical Agreement and the Regulatory Requirements.

3.8	Risk and title to Products

(1)	Risk to the Products supplied by MiniFAB to TearLab transfers immediately on delivery to TearLab or into it’s custody (whichever is the sooner).

(2)
Property in the Products supplied by MiniFAB to TearLab under this Agreement does not pass to TearLab until the money owing for those Products has been paid in full.  TearLab in the meantime takes custody of the Products and retains them as bailee of MiniFab.

(3)	Until the Products have been paid for in full, TearLab:

(a)	must properly store, protect and insure the Products, including storing them in a manner that shows clearly that they are the property of MiniFAB;

(b)
may sell the Products, in the ordinary course of its business, but only as fiduciary agent of MiniFAB.  TearLab has no authority to bind MiniFAB to any liability by contract or otherwise and must not purport to do so.  TearLab receives all proceeds, whether tangible or intangible, direct or indirect, of any dealing with the Products (including any proceeds from insurance claims) in trust for MiniFAB; and

(c)
agrees not to sell, assign, charge or otherwise encumber or grant any interest over any obligations which any third party may owe to TearLab as a result of the use, manufacture or resale of the Products.

(4)
If the Price of the Products sold by MiniFAB to TearLab is greater than the sum of the proceeds actually received by MiniFAB in respect of dealings by TearLab with the Products and all other payments received by MiniFAB in respect of the Products, the difference remains a debt owing by TearLab to MiniFAB.

3.9
TearLab irrevocably authorises MiniFAB to enter any premises owned or controlled by it in which the Products are stored to enable MiniFAB to reclaim possession of all Products if TearLab has not paid an undisputed invoice within 120 days of invoice.  MiniFab acknowledges that TearLab does not own or control its logistics center.

3.10	Technical Agreements

The parties have entered into a Technical Agreement with respect to the First Product.  The parties shall enter into a Technical Agreement with respect to each New Product promptly following agreement upon the applicable Requirement Definitions, and no later than ninety (90) days prior to the applicable Supply Start Date for such New Product.  MiniFAB and TearLab shall determine in good faith those subcontractors (if any) performing any manufacturing activities with respect to Products with whom TearLab shall enter into separate written technical or quality agreements.  Technical Agreement will address matters such as shelf life, storage, release requirements, facility registrations, recordkeeping, retention and review of documentation, annual product review, shipping products only upon release, and the like, which are not addressed in this Agreement.

3.11	Quality Control

MiniFAB shall conduct all quality control testing of the Products supplied hereunder prior to shipment in accordance with the Technical Agreements and applicable Laws.  MiniFAB shall, and shall cause its subcontractors to, retain records and samples of Products relating to such testing, and samples (identified by batch number) of Products supplied to TearLab, in each case in conditions and for times as required by applicable Law (collectively, “Shipment Samples”), and shall provide TearLab with reasonable access to the Shipment Samples for testing and other purposes on TearLab’s request.  If TearLab conducts quality control testing of Products supplied hereunder after delivery thereof to TearLab, TearLab shall also use the same analytical methodology as used by MiniFAB. Upon written request from TearLab, MiniFAB shall provide a reasonably detailed description of the analytical methodology used by MiniFAB for quality control testing of the Products.

4	Price

4.1	Pricing Schedule

The Price of each Product is set out in the Pricing Schedule for that Product.

4.2	Provision of the Pricing Schedule

To the extent the Pricing Schedule contains any provisions, those provisions apply.

5	Development of New Products

5.1	R&D Services

(1)	R&D Services for New Products include:

(a)	project management services relating to the development of the New Product;

(b)	assisting TearLab in the development, validation and finalisation of the Requirement Definitions for the New Product;

(c)	assisting TearLab in the development, validation and finalisation of the Specifications for the New Product;

(d)	using Commercially Reasonable Efforts to develop processes, methodology and technology to manufacture the New Product;

(e)	using Commercially Reasonable Efforts to evaluate and recommend appropriate technology necessary to manufacture the New Product;

(f)	using Commercially Reasonable Efforts to develop and construct plant and equipment necessary to manufacture the New Product; and

(g)	such other services as specified in a Development Order.

(2)	R&D Services exclude:

(a)	the initial formulation of and research on the Requirement Definitions for the New Product;

(b)	carrying out experiments, clinical tests or other validation methodologies in relation to the New Product;

(c)	preparations or filings relating to obtaining Registration for the New Product;

(d)	sales, distribution, marketing or public release of the New Product;

(e)	patent review; and

(f)	legal or other professional advisory services.

5.2	Request for development

(1)	TearLab may, from time to time, request MiniFAB in writing to provide R&D Services to develop a New Product (Development Request).

(2)
Subject to clause 5.2(4), if and when TearLab elects, in its discretion, to develop a Second Product, TearLab agrees that it will provide an opportunity for MiniFAB to provide the R&D Services with respect to the Second Product, as follows:

(a)	TearLab shall provide a written Development Request for the Second Product pursuant to clauses 5.2(1) and 5.2(3);

(b)	the parties shall discuss in good faith the anticipated activities under the Development Request and capabilities required to perform such activities;

(c)	if MiniFAB does not wish to undertake to perform the applicable R&D Services for the Second Product, MiniFAB agrees to promptly notify TearLab in writing;

(d)
if MiniFAB wishes to perform the applicable R&D Activities for the Second Product, MiniFAB shall propose the financial terms under which it is willing to undertake the R&D Services specified in the Development Request; and

(e)
if MiniFAB has appropriate capability to perform such R&D Activities for the Second Product as set forth in the Development Request, and offers to perform such activities on financial terms that are at least as favorable to TearLab as other bids for conducting such R&D Services TearLab receives from third parties with capability of performing such R&D Services, then TearLab shall engage MiniFAB for the conduct of such R&D Services for the Second Product.  In such event, the parties shall prepare and sign a mutually agreed written Development Order, which shall set forth the activities to be conducted, timelines, deliverables, financial terms, and other mutually agreed terms and conditions regarding such R&D Services.  Such Development Order shall be consistent with the intellectual property provisions and other applicable terms and conditions of this Agreement.

Subject to the foregoing, TearLab may engage any other person to provide R&D Services and TearLab shall have no obligation to offer to MiniFAB the opportunity, or to engage MiniFAB, to perform any R&D Services.  For clarity, TearLab shall not be obligated to engage MiniFAB to perform R&D Services for any New Product other than the Second Product.

(3)	A Development Request must include:

(a)	a detailed description of the New Product;

(b)	draft Requirement Definitions for the New Product; and

(c)	a draft project plan including a proposed timetable.

(4)
MiniFAB will consider a Development Request and notify TearLab in writing whether or not MiniFAB accepts the Development Request within 20 Business Days of receipt of the request.  If MiniFAB fails to respond within that time period, then it is deemed to have rejected the Development Request.  To avoid doubt, MiniFAB is not required to provide any reason for rejecting a Development Request.  It is understood that the Development Request is intended as an opportunity for the parties to negotiate terms and conditions on which MiniFAB may conduct the applicable R&D Services for TearLab.  Accordingly, (i) MiniFAB shall not be obligated to accept any Development Request, and (ii) except as expressly set forth in clause 5.2(2)(e) with respect to the Second Product, TearLab shall not be obligated to engage MiniFAB to conduct R&D Services.  Without limiting the foregoing, if MiniFAB rejects (or is deemed to have rejected) the Development Request for the Second Product, then despite clause 5.2(2), TearLab may engage another service provider to provide R&D Services in respect of that Development Request.  TearLab shall have no obligation to offer to MiniFAB any further opportunity, or to engage MiniFAB, to perform any R&D Services except as expressly set forth under clause 5.2(2).

5.3	Development Order

(1)	If MiniFAB accepts a Development Request, then:

(a)	MiniFAB will provide TearLab with a revised draft project plan including proposed milestones and payment milestones; and

(b)	the parties must meet within 20 Business Days of the acceptance to meet and discuss the Development Request with the intent to finalise a Development Order.

(2)	The parties will act reasonably in negotiating the terms of the Development Order.

(3)	To avoid doubt, neither party is bound by a Development Request, a Development Order or any obligations to develop a New Product until the relevant Development Order is signed by both parties.

5.4	Provision of R&D Services

(1)
MiniFAB will provide the R&D Services in accordance with the relevant Development Order in a diligent and ethical manner, with due care and skill and to a high professional standard, in accordance with this Agreement, and all applicable Regulatory Requirements.

(2)
MiniFAB will use Commercially Reasonable Efforts to meet any milestones agreed in the relevant Development Order.  Each Development Order may specify the agreed-upon remedies that shall apply for any failure by MiniFAB to meet such milestones, or otherwise fail to perform the R&D Services in accordance with clause 5.4(1).

5.5	Responsibilities of each party

(1)	MiniFAB is responsible for and will bear the costs and expenses associated with:

(a)	the provision of the R&D Services in accordance with the relevant Development Order (Development Expenses); and

(b)	the construction and acquisition of any plant and equipment and other related capital expenditures relating to the R&D Services.

(2)
TearLab will develop, validate and finalise the Requirement Definitions and the Specifications of the New Product in consultation with MiniFAB.  MiniFAB will assist TearLab in accordance with the R&D Services.

(3)
TearLab is solely responsible for and will bear all costs and expenses associated with all activities relating to the research and development of the New Product that are not expressly included as part of R&D Services or that are expressly excluded from the R&D Services.

5.6	Ownership of Requirement Definitions and Specifications

The Requirement Definitions and the Specifications of any Product and all Intellectual Property rights relating to any Product, the Requirement Definitions and the Specifications therefor are and will remain to be owned solely by TearLab.  MiniFAB hereby assigns all Intellectual Property subsisting in the foregoing to TearLab.

5.7	Payment for R&D Services

TearLab will pay MiniFAB for the provision of the R&D Services in accordance with payment milestones specified in the relevant Development Order.

5.8	Other matters relating to Development Order

Prior to the Successful Completion of a New Product, the parties will meet and negotiate (acting reasonably) the following items relating to the New Product:

(1)	the Pricing Schedule for the New Product;

(2)	the Manufacturing and Ordering Schedule (including the Annual Production Capacity) for the New Product, if any; and

(3)
if the New Product is a replacement or successor of an existing Product, variations to the Manufacturing and Ordering Schedule of the existing product (including the Annual Production Capacity and Expected Limit) for that existing Product.

5.9	Prototype Acceptance Testing

(1)	If required under the relevant Development Order, the parties will conduct acceptance testing of the New Product in accordance with this clause 5.9.

(2)
Promptly upon completion of the development of the New Product, MiniFAB shall manufacture and supply to TearLab a reasonable number of prototype units for the purposes of TearLab’s testing and evaluation, together with such documentation (including without limitation the QA test report), materials and equipment reasonably necessary for TearLab to perform testing and evaluation of the prototype.  It is understood that the mutually agreed Development Order may provide for the supply and testing of multiple sets of prototype units for the New Product at different stages of development (such as, for example, alpha prototypes and beta prototypes).

(3)
TearLab may reject the prototype of the New Product only if it does not conform to the Requirement Definitions.  TearLab must accept the prototype of the New Product if it conforms to the Requirement Definitions.

(4)
If TearLab rejects the prototype then TearLab must notify MiniFAB of the reasons for such rejection and MiniFAB will have thirty (30) days to cure such defect or non-conformance or dispute TearLab’s rejection pursuant to the dispute resolution process under clause 19.  TearLab may require MiniFAB to resubmit revised prototype units to TearLab for testing and evaluation until the prototype fully conforms to the Requirement Definitions of the Product.

(5)	Upon TearLab’s acceptance of the New Product (“Acceptance”), TearLab shall promptly inform MiniFAB in writing.

5.10	Successful Completion

Successful Completion in relation to a New Product means:

(1)	if the relevant Development Order provides a definition – the meaning ascribed to that term in the Development Order; or

(2)	the Acceptance of a New Product by TearLab, as such term is defined in clause 5.9.

5.11	Discontinuance – Unable to finalise Requirement Definitions

If the parties are unable to finalise the Requirement Definitions for the New Products by the deadline specified in the relevant Development Order (or after a reasonable time if no such deadline is specified), then either party may discontinue the relevant Development Order by notifying the other party in writing, in which case TearLab will be solely responsible for all Development Expenses incurred up to that point in time and any other unavoidable costs reasonably incurred by MiniFAB in connection with the discontinuance.

5.12	Discontinuance – TearLab

TearLab may discontinue the development of any New Product at any time upon written notice, in which case MiniFAB will invoice, and TearLab must pay, all outstanding amounts that are payable in accordance with the payment milestones specified in the Development Order for the R&D Services actually rendered by MiniFAB prior to the termination of the relevant Development Order.  It is understood and agreed that any R&D Services with respect to the Second Product and any other New Product will be undertaken in reasonable stages in order to provide TearLab an opportunity to evaluate the results of the R&D Services in each such stage and to determine whether TearLab, in its discretion, wishes to cease development of the Second Product or other New Product.  In the event that TearLab unilaterally discontinues development of the Second Product and terminates the corresponding R&D Services (other than as a result of MiniFAB’s inability or unwillingness to conduct such R&D Services, or as set forth in clause 15.2) prior to MiniFAB’s shipment of beta prototypes, then TearLab agrees that it will provide an opportunity for MiniFAB to provide the R&D Services with respect to development of its next subsequent New Product (excluding any New Products then already under contract for development by third parties) as set forth in clause 5.2(2), subject to the terms of clause 5.2(4).

6	TearLab Licence

6.1	Limited licence

(1)
Subject to the terms and conditions of this Agreement, TearLab grants to MiniFAB during the Term a limited, royalty free, non-exclusive licence (without the right to sublicense) under any Intellectual Property, know-how and technical information owned (or licensed with the right to sublicense) by TearLab relating to the development or manufacture of the Products (TearLab IP) to use TearLab IP to perform MiniFAB’s obligations under this Agreement (TearLab Licence).

(2)	MiniFAB may only use TearLab IP to the extent necessary or desirable to develop and manufacture the Products and New Products or otherwise necessary for the purposes of this Agreement.

6.2	Provision of TearLab IP materials

TearLab will provide or otherwise make available all information and materials relating to the TearLab IP known to or possessed by TearLab that are reasonably necessary to enable MiniFAB to perform its obligations under this Agreement.

6.3	Ownership of TearLab IP and Improvements to TearLab IP

All TearLab IP, and all improvements to TearLab IP, including any modifications and developments made thereto by MiniFAB shall be the sole property of TearLab. MiniFAB hereby assigns to TearLab its entire right, title and interest therein.  Such improvements, modifications and developments will be included in TearLab IP and covered by the TearLab Licence.  All injection moulds directed to the Products, and all rights in and to such injection moulds, shall be owned by TearLab and part of the TearLab IP.  MiniFAB will cooperate with TearLab in good faith to assist TearLab in such manner as TearLab may reasonably request if such moulds are required to be duplicated, but may otherwise retain them whilst MiniFAB has an obligation to continue to manufacture the relevant Product.  All TearLab IP shall be treated by MiniFAB as Confidential Information of TearLab.  MiniFAB shall promptly disclose to TearLab all improvements, modifications and developments to TearLab IP made or conceived by or on behalf of MiniFAB, and provide TearLab with copies of all information available to MiniFAB regarding such improvements, modifications and developments.  To the extent any of the rights that the parties intend to be assigned by MiniFAB to TearLab (as set forth in clause 5.6 and this clause 6.3) cannot be assigned by MiniFAB to TearLab, MiniFAB hereby grants to TearLab an exclusive, royalty-free, transferable, irrevocable, worldwide license (with rights to sublicense through multiple tiers of sub-licensees) to practice such non-assignable rights, title and interest.  To the extent any of such rights can be neither assigned nor licensed by MiniFAB to TearLab, MiniFAB hereby irrevocably waives and agrees never to assert such non-assignable and non-licensable rights, title and interest against TearLab or any of TearLab’s licensees or successors in interest to such non-assignable and non-licensable rights.

6.4	IP Warranties and indemnity

(1)	TearLab warrants that TearLab has the right and authority to grant MiniFAB the TearLab Licence.

(2)
TearLab shall indemnify and at all times holds harmless MiniFAB against any Losses resulting from a third person’s claim against MiniFAB alleging that the use of TearLab IP by MiniFAB constitutes an infringement of any Intellectual Property of that third person; provided, however, that TearLab shall not be obligated to indemnify MiniFAB, and MiniFAB shall indemnify and at all times hold harmless TearLab against any such Losses (i.e., Loses arising from third party claims of infringement), to the extent the alleged infringement results from any modifications and developments made to TearLab IP by MiniFAB other than in accordance with instructions contained in any Specifications.

6.5	Termination of licence

Subject to clause 6.6, the TearLab Licence terminates automatically upon the termination or expiry of this Agreement for any reason.

6.6	Conversion of TearLab Licence

(1)
If clause 15.4 applies, the TearLab license shall apply by the rules stipulated by the UCSD licensure referred to in section 6.6(2).  MiniFab may apply for the license through the UCSD licensing process and TearLab will assist in the licensure process to the best of its ability.

(2)
MiniFAB acknowledges that certain parts of the TearLab IP may incorporate or exploit Intellectual Property that is licensed from University of California, San Diego (UCSD IP).  If clause 15.4 applies, on request from MiniFAB, TearLab will (providing MiniFAB remains within the licensure requirements):

(a)	provide MiniFAB with all information and materials relating to the UCSD IP, including explanations on which parts of the TearLab IP incorporate or exploit the UCSD IP;

(b)	use its best endeavours to obtain a licence from the University of California, San Diego as necessary to grant MiniFAB the rights in accordance with clause 6.6(1); and

(c)
facilitate, and provide all reasonable assistance to MiniFAB in relation to, any negotiations for a direct licence between MiniFAB and the University of California, San Diego in respect of the UCSD IP.

(3)
Except in respect of the UCSD IP, as defined in clause 6.6(2), if clause 15.4 applies, then in consideration of MiniFAB entering into this Agreement on these terms, the TearLab Licence will automatically convert (on the effective date of termination of this Agreement) into an irrevocable, non-exclusive licence (with a right to sublicense) to reproduce, use and modify the TearLab IP solely for the purposes of manufacturing, marketing, distributing and selling the Products in accordance with clause 15.4.  The converted TearLab Licence will have a fixed term period, based upon the termination date and length of remaining term of the agreement, commencing from the effective date of termination of this Agreement in recognition of MiniFab's investment into the development and production of the TearLab Osmolarity Test Card.  This license and the term for which it is granted as described below, is designed to afford MiniFab the ability to recoup such investment.

(a)
If clause 15.4 applies and this Agreement is terminated during months one (1) through thirty-six (36) after the Commencement Date, then the term of this license shall be for a period of seven (7) years.

(b)
If clause 15.4 applies and this Agreement is terminated during months thirty-seven (37) through sixty (60) after the Commencement Date, then the term of this license shall be for a period of five (5) years.

(c)
If clause 15.4 applies, and this Agreement is terminates during months sixty-one (61) through one hundred and twenty (120) after the Commencement Date, then the term of this license shall be for a period of three (3) years.

Such licence will be royalty bearing, with a royalty rate to be agreed between the parties, or if not agreed to be determined by an independent expert as a fair rate, having regard to the capital invested by MiniFAB, its likely prospective profit, and taking into account any license fee or royalty payable in respect of the UCSD and the amount payable under clause 15.4(5). Any royalty payable in respect of UCSD IP shall be determined by the Trustee.

6.7	Infringement and protection of TearLab IP

TearLab is solely responsible for the protection, defence and maintenance of the TearLab IP.  However, MiniFAB will promptly notify TearLab if MiniFAB is aware of any infringement of the TearLab IP by any third person.

7	Obligations of MiniFAB

7.1	Cooperation with TearLab

MiniFAB will (a) provide TearLab with analytical and manufacturing documentation, internal progress reports, regulatory compliance files and quality assurance files, and other relevant information as requested by TearLab regarding quality control for the Products supplied under this Agreement, (b) reasonably cooperate with TearLab in responding to all requests for information from customers and the relevant Regulatory Authorities having jurisdiction to make such requests, and (c) on a quarterly basis, prepare and submit to TearLab a production capacity development plan addressing MiniFAB’s efforts to increase production capacity to meet TearLab’s forecasts, and participate in a review thereof with TearLab.  TearLab must bear any reasonable pre-approved out-of-pocket costs incurred by MiniFAB pursuant to this clause 7.1.  If TearLab refuses to pre-approve any such reasonable costs described in the preceding sentence on request by MiniFAB, then MiniFAB is released from its obligations under this clause 7.1 in respect of the obligations that are subject of, and to the extent subject of, those costs that TearLab refused to pre-approve.

7.2	Regulatory licences

MiniFAB must at its own cost obtain and comply with all necessary licences, consents, permits and regulations which may from time to time be required by the relevant Regulatory Authorities in Australia to carry out its development and manufacturing services under this Agreement.  TearLab is responsible for obtaining all Registrations and approvals for the export of the Products from Australia or supply of the Products anywhere in the world.

7.3	Lot records

Without limiting the generality of clause 7.1, on a monthly basis, MiniFAB must retain and furnish to TearLab for analysis by TearLab’s Quality Department:

(1)	samples of each lot of Products manufactured under this Agreement; and

(2)	quality control records,

to the extent required by the Specifications and all applicable Regulatory Requirements.

7.4	Facility Audits

TearLab shall have the right, during normal business hours and upon reasonable notice, to audit MiniFAB’s facility at which the Products are manufactured for compliance with the Specifications, the Regulatory Requirements, and the terms and conditions of this Agreement.  MiniFAB shall give TearLab prior written notice (whenever reasonably feasible) of any Governmental Agency inspection of the MiniFAB facility, and MiniFAB shall permit a representative of TearLab to be present at such inspection.  MiniFAB shall promptly provide to TearLab copies of all notices, correspondence and other materials delivered to or received from the Governmental Agency regarding such MiniFAB facility or the Products.

8	Meeting

8.1
During the Term, the parties will endeavour to meet at least every 6 months to discuss and review the state of the relationship between them.  Each party must ensure that at least one of its senior representatives attend each meeting.  Any such meeting may be teleconferenced.

8.2
Each party will alternate to organise the meeting.  The party responsible for organising the meeting must prepare a formal agenda prior to the meeting and organise formal minutes to be taken and distributed to all attendees after the meeting takes place.  Each party may provide its suggest agenda items.  The compulsory topics for the agenda are as follows:

(1)	review of previous minutes; and

(2)	progress of any development and registration.

8.3
The parties acknowledge that the Pricing Schedule for a particular Product is based on various assumptions relating to demands, pricing and profitability of the Product.  If either party reasonably considers that these assumptions are not valid, then the parties will, on request from either party, discuss the impact of these invalid assumptions on the Pricing Schedule.  The parties may (but are not obliged to) agree to amend the affected Pricing Schedule in accordance with the process set out in clause 22.3, inclusive of the minimum order amount.

9	Payment and invoicing

9.1	Invoice

(1)
In relation to the supply of Products, MiniFAB will invoice TearLab in accordance with the Pricing Schedule.  If the Pricing Schedule does not include any invoicing terms, MiniFAB will invoice on the delivery of the Products (as defined in clause 3.6).

(2)
In relation to the provision of R&D Services, MiniFAB will invoice TearLab in accordance with the Development Agreement for the First Product and the payment milestone specified in the relevant Development Order for New Products.

9.2	Payment

TearLab must pay all undisputed invoices within 40 days after date of the invoice.

9.3	Interest

If TearLab fails to pay an amount on the due date for any undisputed payment, TearLab must pay MiniFAB interest at the Default Rate on that amount, calculated and payable monthly, computed from the due date until the amount is paid in full.

10	Amendments to Specifications

10.1	Compliance with Regulatory Requirements

In the event that TearLab or MiniFAB becomes aware of any changes or any pending changes in any applicable Regulatory Requirements which could affect the manufacture of a Product, TearLab or MiniFAB, as applicable must promptly notify the other party in writing of any such change or proposed change and the Specifications of that Product must then, if necessary be amended by mutual written agreement of the parties.  Such change will become effective and binding on MiniFAB from a date agreed by the parties.  Costs and expenses reasonably incurred by MiniFAB to implement the amendments to the Specifications required under this clause 10.1 may be reflected in the Price of Products as set forth in clause 10.3.

10.2	Voluntary changes

Either party may suggest changes in the Specifications of any of the Products by notifying the other party in writing in reasonable detail of such suggested changes.  The parties must negotiate in good faith with a view to agreeing to the same and who will bear the cost of the same.  If the parties agree in writing upon the suggested changes, including the lead-time for implementing such changes, the Specifications must be amended accordingly, and any such change will become effective and binding on MiniFAB from a date agreed by the parties.  Notwithstanding the foregoing, TearLab shall not be obligated to agree to any change to Specifications proposed by MiniFAB.

10.3	Cost of amendments to Specifications or changes in Regulatory Requirements

Unless otherwise agreed by the parties, it is understood that the Price of applicable Products will be adjusted up or down by an amount equal to the increase or decrease in MiniFAB’s costs (as determined by the parties’ mutually agreed cost model, which shall not include amounts allocable to other products or to facilities or equipment not utilized for Products) as a result of changes in Regulatory Requirements and/or changes in the Specifications.  Subject to clauses 10.1 and 10.2, TearLab is responsible for all pre-approved reasonable out-of-pocket costs and expenses incurred by MiniFAB to implement any changes to the Specifications under this clause 10.  It is understood and agreed that if TearLab pays for the purchase of capital equipment under this clause 10.3, then (i) TearLab shall be the owner of such equipment, (ii) such equipment shall not be used in the manufacture or testing of any products other than Products, and (iii) and the parties shall reasonably cooperate to execute and file such documents as are reasonably required to evidence and protect TearLab’s ownership interest in such equipment.  In the event MiniFAB proposes an upward adjustment in the Price of any Product under this clause 10.3, TearLab shall have the right, at its sole cost, to designate an independent accounting firm reasonably acceptable to MiniFAB to audit MiniFAB’s books and records to verify the amount of the cost increase claimed by MiniFAB to determine the rights of the parties as described above in this clause 10.3.

11	Registrations, safety and Product liability

11.1	Registrations of Products

TearLab is responsible for the sales, marketing and distribution of the Products, and is also responsible for:

(1)	obtaining all necessary Registrations for the Products; and

(2)	maintaining records of all sales of Product sufficient to adequately administer a recall, market withdrawal or correction for such period as is required under applicable regulations.

MiniFAB agrees to maintain all applicable records relating to the manufacture of the Products supplied hereunder for a period of 5 years after the Product is supplied hereunder, as more particularly set forth in the Technical Agreement.  Thereafter, MiniFAB shall notify TearLab in writing before destroying any such records and, if requested by TearLab, agrees to transfer all such records to TearLab or its designee at TearLab’s expense.

11.2	Adverse events

TearLab must promptly disclose to MiniFAB during the Term any information it acquires which relates to the safety of the Product, including, inter alia, all side effects, injury, toxicity or sensitivity reactions including unexpected or increased incidence and severity thereof.  All such information will be treated as Confidential Information of TearLab.

11.3	Notification of defects

In the event that MiniFAB becomes aware of any defect in the Product it will immediately notify TearLab in writing and provide it with a full disclosure of the defect or non-compliance.

11.4	Recalls

(1)	The parties each must notify the other promptly and in writing if any Product is requested or required to be the subject of a recall, market withdrawal or correction (Recall).

(2)
TearLab is solely responsible for the handling and disposition of any Recall and will assume all regulatory responsibility for such matters, including responsibility for all communications with the relevant Governmental Agencies.  MiniFAB shall diligently cooperate with TearLab in the administration of any recall.

(3)
If a Recall is due to a non compliance with the Specifications or the Regulatory Requirements of the Product that is caused by the fault MiniFAB then MiniFAB will bear the reasonable cost of the Recall.  In all other cases TearLab is solely responsible for the cost of the Recall.

12	Insurance

12.1	Required Insurance from MiniFAB

MiniFAB must take out and maintain during the Term:

(1)	all insurances required by law, including workers compensation insurance in accordance with relevant law; and

(2)	public liability insurance for an amount of not less than A$2 Million per claim and in the aggregate.

12.2	Required Insurance from TearLab

TearLab must take out and maintain during the Term:

(1)	all insurances required by law, including workers compensation insurance in accordance with relevant law; and

(2)	product liability insurance for an amount of not less than US$2 Million per claim in the aggregate.

12.3	Evidence of insurance

Each party must, if reasonably requested by the other party, provide the other party with evidence that the each insurance required to be taken out by the party pursuant to this clause 12 exists and is current.

13	Warranties

13.1	Product warranties

MiniFAB warrants that (a) the Products manufactured by MiniFAB under this Agreement will comply with the Specifications of the Products and shall be free from defects in material and workmanship, and (b) MiniFAB’s facility for manufacture of Products shall be maintained and operated in compliance with all applicable Regulatory Requirements, and all Products shall be manufactured, packaged, labelled, stored, handled, and shipped by MiniFAB in compliance with all applicable Regulatory Requirements and the applicable Technical Agreement.

14	Third party licensors and contractors; Technology Transfer

14.1	Sub-Contractors

Except with respect to laser ablation and etching and injection molding activities, which activities shall be conducted at MiniFAB’s facilities unless otherwise agreed by the parties, MiniFAB may engage sub-contractors to perform MiniFAB’s obligations under this Agreement upon express prior written consent of TearLab, which consent shall not be unreasonably withheld.  Without limitation, it is agreed that if TearLab is not comfortable that a proposed sub-contractor has the requisite capabilities and that such proposed sub-contractor will protect TearLab’s intellectual property rights and that such proposed sub-contractor will comply with the terms and conditions set forth in this Agreement (including assignment of intellectual property), or if such proposed sub-contractor is involved in the manufacture, development or commercialization of products competing with the Products, then it shall be reasonable for TearLab to withhold approval of such proposed sub-contractor.  The appointment of sub-contractors shall not affect or diminish MiniFAB’s responsibilities and obligations under this Agreement, and MiniFAB shall ensure the compliance of each such subcontractor with the confidentiality obligations and other obligations of MiniFAB set forth in this Agreement.  If TearLab engages a third party to manufacture the Products, it will impose similar restrictions to the foregoing on that third party.

14.2	Cooperation with Sensortec

MiniFAB acknowledges that TearLab has entered into that certain development and option agreement with Sensortec Limited (“Sensortec”), pursuant to which Sensortec may provide certain services and a license with respect to certain of its technology, in each case pertaining to the manufacture of the Products.  MiniFAB agrees that upon request of TearLab, MiniFAB shall coordinate its activities under this Agreement with Sensortec, as may be necessary or useful for MiniFAB’s and Sensortec’s performance of their respective obligations to TearLab regarding the Product.  Upon request of MiniFAB, TearLab shall act as a liaison between MiniFAB and Sensortec to facilitate productive cooperation between them.

14.3	Non exclusive arrangement

Nothing in clause 14.2 prevents either party from contracting with Sensortec independently for purposes unrelated to this Agreement.

14.4	Evaluation and licensing of other third party technology

If the parties agree or MiniFAB recommends (pursuant to the provision of R&D Services) that a particular technology is necessary to manufacture any New Product, then TearLab will evaluate such recommendation, and if TearLab determines in its sole discretion that licensing of such technology is desirable, TearLab will be solely responsible for procuring (at its own cost and expenses) the requisite licences from the owner of that technology for the purposes of including the relevant technology in the New Product.

14.5	Technology Ownership and Licensing; Technology Transfer

(1)
TearLab shall retain ownership of any pre-existing intellectual property rights in materials and information provided by TearLab to MiniFAB for use by MiniFAB for the purposes of undertaking activities under this Agreement. MiniFAB shall retain ownership of any pre-existing intellectual property rights in materials, information, tools and methodologies provided by MiniFAB for the purposes of undertaking activities under this Agreement (and any improvements to them, except to the extent that those improvements comprise patented or unpatented intellectual property owned or controlled by TearLab or that have application in the field of measuring osmolarity or osmolality of, or other characteristic of or any biomarker in, human tear fluid) (collectively, “MiniFAB Background IP”) and MiniFAB hereby grants TearLab a worldwide, non-exclusive, royalty-free license (with the right to grant and authorize sublicenses) to make, have made, use, offer for sale, sell and otherwise exploit MiniFAB Background IP as may be required to make, have made, use, offer for sale, sell and otherwise exploit Licensed Products or incorporated into processes or procedures for manufacturing or testing Licensed Products.  As used herein, “Licensed Product” means any article, item, product, equipment, process, data, report or other deliverable designed or developed in whole or part for TearLab by MiniFAB under the Development Agreement or this Agreement, whether or not such development or design is completed or successfully meets intended criteria, including without limitation the First Product, Second Product and any other New Products developed in whole or part under the Development Agreement or in R&D Services performed by MiniFAB under this Agreement.

(2)
Subject to clause 14.5(1) and the requirement for TearLab to pay MiniFAB all outstanding fees and charges due to MiniFAB, MiniFAB agrees to assign and hereby assigns to TearLab all right, title and interest in and to any trade dress, trademarks and design registrations or design patents, and any inventions, whether patentable or not, and any other discoveries, trade secrets or know-how which:

(a)	are embodied in a Licensed Product; and

(b)	were made, developed, conceived or first reduced to practice by or for MiniFAB as a direct result of MiniFAB undertaking activities under the Development Agreement or this Agreement along with all patents, copyrights, and any other intellectual property rights therein, including the right to apply for and maintain the rights described in this clause 14.5(2) in all countries worldwide (such rights comprising the ‘Project IP’) and MiniFAB will (at the TearLab's request and cost) do those things that may be reasonably necessary to effect the registration of such intellectual property.  TearLab must provide to MiniFAB full details (including copies of all relevant documentation) of any application for registration (whether as a registered patent, a registered design or otherwise) of the Project IP or any part of it.

(3)	At any time during the term of this Agreement, or in the event of any termination of this Agreement, TearLab shall have the right to require MiniFAB:

(a)
to provide all reasonable assistance as requested by TearLab, including without limitation transfer of technology, materials, information and documentation, to enable TearLab to manufacture the Products internally or to secure the production and supply of the Products by a third party contractor (whether or not all or part of such technology, materials, information and documentation falls within the MiniFAB Background IP owned by MiniFAB); and

(b)	to provide TearLab with the consultancy services of all key engineering personnel of MiniFAB to effect or support such transfer of technology and/or the license to MiniFAB Background IP.

TearLab shall pay MiniFAB for the time spent by MiniFAB’s key personnel in conducting such technology transfer activities as may be requested by TearLab, at MiniFAB’s reasonable and customary rates for similar consultancy, and shall reimburse MiniFAB’s out-of-pocket expenses incurred in conducting such technology transfer.

(4)
All MiniFAB Background IP shall be treated by TearLab and its sublicensees and their third party manufacturers as Confidential Information of MiniFAB; provided, however, that (i) TearLab may disclose the MiniFAB Background IP to actual and potential investors, sublicensees, advisors and/or contract manufacturers of Licensed Products, in each case under reasonable and customary terms of confidentiality; and (ii) TearLab and its sublicensees and contract manufacturers may disclose such information as is reasonably necessary in seeking regulatory approvals in connection with the manufacture, clinical development, use or commercialization of Licensed Products.  For clarity, this clause 14.5(4) shall not be construed to prevent the use of MiniFAB Background IP in under authority of the license set forth in clause 14.5(1) above.

(5)	This clause 14.5 will survive termination of this Agreement.

15	Term, breach and termination

15.1	Term

(1)	This Agreement commences on the Commencement Date and continues for an initial period of ten (10) years after the Commencement Date.

(2)
This Agreement shall automatically renew for additional terms of three (3) years each, unless either party provides the other party with a written notice of non-renewal at least 120 days prior to the scheduled expiration of the then-current term.

15.2	Termination for cause

Notwithstanding clause 15.1, either party may terminate this Agreement effective immediately upon the giving of written notice to the other party (Defaulting Party) if:

(1)	the Defaulting Party commits a material breach of this Agreement and fails to correct the breach within 30 days after written notice to do so;

(2)	the Defaulting Party fails to carry out any material provision of this Agreement and the failure is not capable of remedy; and/or

(3)	an Insolvency Event occurs in relation to the Defaulting Party.

In the event that TearLab is entitled to terminate this Agreement under clause 15.2(1) or 15.2(2) above and the applicable default or breach relates to the R&D Services under one or more Development Orders, TearLab may, in its discretion, elect to terminate such Development Orders without terminating this Agreement with respect to manufacture and supply of Products.

15.3	Effect of termination

(1)
Upon termination or expiry of this Agreement for any reason other than for material breach by MiniFAB or due to an Insolvency Event in relation to TearLab, MiniFAB will complete the delivery of all outstanding Purchase Orders.

(2)
Upon termination of this Agreement for material breach by MiniFAB, TearLab may elect to cause MiniFAB to complete the delivery of all outstanding Purchase Orders or to cancel any or all outstanding Purchase Orders (in whole or in part).

(3)	Upon termination or expiry of this Agreement for any reason

(a)	TearLab must pay all outstanding undisputed invoices for all completed Purchase Orders;

(b)	all Development Orders are deemed to be discontinued and:

(i)	if this Agreement is terminated under clause 15.2 and MiniFAB is the Defaulting Party, then MiniFAB will be responsible for all Development Expenses incurred; and

(ii)
if this Agreement is terminated for any other reason, then TearLab must pay MiniFAB all Development Expenses incurred and any other unavoidable costs, specific to the development Order incurred by MiniFAB in connection with the termination, as set forth in clause 5.12; and

(c)	each party must immediately return the Confidential Information of the other party to the other party.

(4)	Except as provided in clause 15.5, termination is without prejudice to the rights of either party for any prior breach.

15.4	Exclusive distributorship in certain circumstances

If this Agreement is terminated by MiniFAB during the initial period of ten (10) years after the Commencement Date as a result of TearLab being the subject of an Insolvency Event, then:

(1)
MiniFAB’s obligation under clause 3.3(1) to manufacture the Products exclusively for TearLab and to sell the Products exclusively to TearLab or its designee, and not otherwise to manufacture, sell, or distribute the Products to any third party shall terminate;

(2)
TearLab appoints MiniFAB as its worldwide, non-exclusive distributor to market, distribute and sell the Products, for the applicable period determined in accordance with clause 6.6(3), commencing from the effective date of termination of this Agreement;

(3)
unless otherwise agreed by MiniFAB, TearLab must maintain the regulatory approvals for the Products, and MiniFAB will reimburse TearLab for the costs and expenses reasonably incurred by TearLab in maintaining the regulatory approvals;

(4)
MiniFAB will manufacture the Products on behalf of TearLab in accordance with the Regulatory Requirements, and may market, distribute and sell the Products anywhere in the world, subject to regulatory approvals; and

(5)
MiniFAB will pay TearLab a distributorship fee equal to 5% of the Net Sales Income received by MiniFAB in relation to the Products, or as agreed by the Administrator of the Receivership, such fee to be calculated and paid on a monthly in arrears basis.

15.5	Termination Fee

(1)
If this Agreement is terminated for any reason, other than where MiniFAB is the Defaulting Party, and the minimum orders requirements set forth in clause 3.3(5) for the whole of the initial expected term as provided by clause 15.1(1) have not been satisfied on or before the effective date of termination (other than as a result of the inability or failure of MiniFAB to timely supply conforming Products in quantities ordered by TearLab), then TearLab shall be deemed to have failed to meet the minimum orders requirement, and shall pay MiniFAB a Termination Fee made up of the following:

(a)	the direct cost of Products manufactured (in whole or in part) but not invoiced;

(b)
the repayment of capital invested by MiniFAB in equipment in order to manufacture the Products, including capital invested in anticipation of expected future supply, less depreciation calculated in accordance with Australian Accounting Standards; and

(c)	the expected profit of MiniFAB in respect of the remaining quantities of Product in Schedule 3, assuming TearLab ordered and MiniFAB supplied the balance of the minimum orders.

(d)
The above amount is not to include any capital expenses related to manufacturing expenses in respect of Product not actually supplied.  The above Termination Fee will be negotiated in good faith at the time of Termination.  The Termination Fee shall not include any amounts with respect to minimum orders requirements for Second Products as imposed under clause 3.3(5) unless such termination is effective after the date MiniFAB notifies TearLab pursuant to clause 3.2(2) that MiniFAB has put in place the necessary plant and equipment to manufacture the Second Product to meet the minimum orders of that Product.

(2)
The parties acknowledge and agree that (i) the Termination Fee is a genuine pre-estimate of the anticipated loss or damage which would be suffered by MiniFAB as a result of the early termination of this Agreement, (ii) the agreed upon Termination Fee shall be in lieu of any actual or alleged damages, losses or harm to MiniFAB resulting from such Termination and/or from any failure of TearLab to order or purchase Products from MiniFAB under this Agreement (Termination Losses), and (iii) MiniFAB waives its right to seek recovery or reimbursement of all Termination Losses other than the Termination Fee.  However, the payment of the Termination Fee does not affect MiniFAB’s rights under clauses 6.6 and 15.4.

15.6	Survival

All clauses that by their nature survive expiration or termination of this Agreement will remain in force.  For the avoidance of doubt, clauses 1, 5.6, 6.3, 6.4(2), 6.6, 11.1, 11.4, 13, 14.5, 15, 16, 17, 18, 19, 21 and 22 survive termination.

16	Liability and indemnity

16.1	Indemnity by TearLab

TearLab shall indemnify MiniFAB and its Representatives against all Losses incurred by them as result of claims by third persons against MiniFAB arising directly or indirectly as a result of:

(1)	any grossly negligent, unlawful, fraudulent or wilful misconduct committed by TearLab or its Representatives in the performance of this Agreement;

(2)	the marketing, promotion, sale or supply of the Product by TearLab; or

(3)	TearLab’s failure to obtain, maintain or comply in any respect with any Registrations,

except, in each case, to the extent Losses result from any event described in clause 16.2.

16.2	Indemnity by MiniFAB

MiniFAB shall indemnify TearLab and its Representatives against all Losses incurred by them as a result of claims by third persons against TearLab arising directly or indirectly, to the extent resulting from:

(1)	any grossly negligent, unlawful, fraudulent or wilful misconduct committed by MiniFAB or its Representatives in the performance of this Agreement;

(2)	any manufacturing defect in any Product supplied by MiniFAB to TearLab, or any failure of any such Product to conform to the Specifications or the Regulatory Requirements therefor; or

(3)	MiniFAB’s failure to obtain and maintain all necessary governmental permits for the development and manufacture of Products hereunder.

16.3	General provisions applicable to indemnities

A party (the “Indemnitee”) that intends to claim indemnification under this clause 16 shall promptly notify the other party (the “Indemnitor”) of any claim, demand, action or other proceeding for which the Indemnitee intends to claim such indemnification.  The Indemnitor shall have the right to assume and control the defense thereof with counsel selected by the Indemnitor; provided, however, that the Indemnitee shall have the right to retain its own counsel to participate in the defense, subject to Indemnitor’s right to control the defense.  The indemnity obligations under this clause 16 shall not apply to amounts paid in settlement of any Loss if such settlement is effected without the prior express written consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed.  The failure to deliver notice to the Indemnitor within a reasonable time after notice of any relevant claim, or the commencement of any such action or other proceeding shall not relieve such Indemnitor of all liability to the Indemnitee under this clause 16 with respect thereto, but if such failure is prejudicial to the Indemnitor’s ability to defend such claim, and if such prejudice results in Losses that otherwise would likely have been avoided or reduced if timely notice had been given, then the Indemnitor shall be relieved of said part of the Losses.  The Indemnitor may not settle or otherwise consent to an adverse judgment in any such claim, that diminishes the rights or interests of the Indemnitee without the prior express written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed (it being understood that no consent by the Indemnitee is required for the Indemnitor to obtain a full release of all claims by a third person against an Indemnitee in exchange solely for the payment of a settlement amount by Indemnitor).  The Indemnitee, its employees and agents, shall reasonably cooperate with the Indemnitor and its legal representatives in the investigation of any claim covered by this clause 16.  The indemnities contained in this clause 16 do not negate the obligation of the party having the benefit of such indemnity to mitigate its losses; and are continuing obligations on each party, separate and independent of any other obligation.

16.4	No consequential damages

Except for any liability under clause 18 or the indemnity provided under clauses 16.1 or 16.2, to the extent permitted by law, neither party will be liable to the other party in any circumstances for any special, incidental, punitive, exemplary, consequential or any other indirect loss or damage, or in any event for any loss of revenue, loss of production, loss of profit or loss of data.

17	Goods and services tax

17.1	In this clause 17:

(1)	GST means GST as defined in A New Tax System (Goods and Services Tax) Act 1999 as amended (GST Act) or any replacement or other relevant legislation and regulations;

(2)
words or expressions used in this clause which have a particular meaning in the GST law (as defined in the GST Act, and also including any applicable legislative determinations and Australian Taxation Office public rulings) have the same meaning, unless the context otherwise requires;

(3)	any reference to GST payable by a party includes any corresponding GST payable by the representative member of any GST group of which that party is a member;

(4)	any reference to an input tax credit entitlement by a party includes any corresponding input tax credit entitlement by the representative member of any GST group of which that party is a member; and

(5)
if the GST law treats part of a supply as a separate supply for the purpose of determining whether GST is payable on that part of the supply or for the purpose of determining the tax period to which that part of the supply is attributable, such part of the supply is to be treated as a separate supply.

17.2	Unless GST is expressly included, the consideration to be paid or provided under any other clause of this Agreement for any supply made under or in connection with this Agreement does not include GST.

17.3
To the extent that any supply made under or in connection with this Agreement is a taxable supply, the GST exclusive consideration otherwise to be paid or provided for that taxable supply is increased by the amount of any GST payable in respect of that taxable supply and that amount must be paid at the same time and in the same manner as the GST exclusive consideration is otherwise to be paid or provided.  A party’s right to payment under this clause is subject to a valid tax invoice being delivered to the recipient of the taxable supply.

17.4
To the extent that one party is required to reimburse or indemnify another party for a loss, cost or expense incurred by that other party, that loss, cost or expense does not include any amount in respect of GST for which that other party is entitled to claim an input tax credit.

18	Confidentiality

18.1	Prohibited acts

Neither party may, without the other party's prior written consent, copy or disclose or cause to be copied or disclosed any Confidential Information of the other party other than to the extent that such Confidential Information must be disclosed:

(1)
to the party's sub-contractors, employees, legal advisers, auditors, investors or other consultants in order for this Agreement to be performed, provided that the recipients of the information undertake in writing to the party to keep that information strictly confidential; or

(2)	to Regulatory Authorities as required to obtain or maintain any regulatory approvals.

18.2	Permitted uses

Each party may only make use of Confidential Information of the other party to the extent necessary to enable the party to perform its obligations or exercise its rights under this Agreement.

18.3	Excluded information

For the purposes of this clause, Confidential Information does not include any information which the receiving party can establish:

(1)	was in the public domain when it was disclosed to the receiving party;

(2)	becomes, after being disclosed to the receiving party, part of the public domain, except through disclosure contrary to this Agreement;

(3)	was already in the receiving party's possession when it was disclosed to the receiving party and was not otherwise acquired from the other party directly or indirectly; or

(4)	was lawfully disclosed to the receiving party by a third party having the unrestricted legal right to disclose that information without requiring the maintenance of confidentiality.

Prior to making a disclosure of information which the receiving party alleges is no longer or never was Confidential Information by virtue of falling within one of the above exceptions, the receiving party must give to the other party 10 Business Days notice of the proposed disclosure and the reasons for the exception applying.

18.4	Compulsory disclosures

The obligations of confidentiality in this clause do not apply to a receiving party where the receiving party is required under the lawful compulsion of any court, tribunal, authority or regulatory body to disclose any Confidential Information of the other party.  Provided that before a party discloses any Confidential Information pursuant to the foregoing it must provide the other party with reasonable notice to enable it to seek a protective court order or other remedy in respect of the Confidential Information, and it must provide the other party with all assistance and co operation which the other party considers necessary to obtain such protective court order or other remedy.

18.5	Protection of information

Each party must notify the other party in writing immediately upon the discovery of any apparent unauthorised use or disclosure of any Confidential Information and take all reasonable steps to enforce the confidentiality obligations imposed or required to be imposed by this clause 18 including diligently prosecuting at its cost any breach or threatened breach of any such confidentiality obligations by any person to whom it has disclosed or allowed access to the Confidential Information or at the other party's option making all reasonable efforts to assist the other party to help regain possession of the Confidential Information and prevent any further unauthorised disclosure or use.

18.6	Confidentiality of agreement

The parties must maintain absolute confidentiality concerning the existence and subject matter of this Agreement and no public announcement or communication relating to the negotiations of the parties or the existence, subject matter or terms of this Agreement may be made or authorised by a party without the prior written approval of the other party except that the following disclosures may be made in relation to this Agreement:

(1)
by either party to its sub-contractors, employees, auditors, consultants, professional advisers, bankers, financial advisers, financiers, investors and potential investors upon those persons undertaking to keep confidential any information so disclosed; or

(2)	to comply with any applicable law or requirement of any Governmental Agency or of any public stock exchange on which shares of the disclosing party are listed.

18.7	Return of Confidential Information

Each party agrees that on termination or expiration of this Agreement it will deliver to that other party any and all materials containing or embodying that other party's Confidential Information and any copies thereof; provided that each party shall be entitled to retain one (1) copy of the other party’s Confidential Information, to be kept at such party’s legal files for use solely for the purpose of ensuring continued compliance with the terms of this Agreement.

19	Disputes

19.1	Attempt to Settle

If a dispute arises between the parties in connection with this Agreement then the parties must use all reasonable endeavours acting in good faith to settle the dispute as soon as practicable.

19.2	Limitations on Court Proceedings

A party must not commence court proceedings in relation to a dispute arising in connection with this Agreement until it has exhausted the procedures in this clause 19, unless the party seeks urgent interlocutory relief.

19.3	Disputes relating to Product

If the dispute relates to whether or not a particular Product meets the Specifications and the Regulatory Requirements, then the parties must submit the dispute to an independent laboratory, which will act as an expert in determining whether or not the Product meets the Specifications and the Regulatory Requirements; provided, however, that if it is not technically feasible to make such independent laboratory determination in connection with a particular dispute (e.g., if insufficient number of samples of a relevant lot of Products is available), then such dispute shall be determined by arbitration under clause 19.5

19.4	Other disputes

If a dispute does not relate to whether or not a particular Product meets the Specifications and the Regulatory Requirements and the parties are unable in good faith to settle the dispute within 20 Business Days after the dispute arose, then either party may submit the matter to arbitration under clause 19.5.

19.5	Arbitration

(1)
If any dispute arises under, or in connection with, this Agreement and/or any Development Order, or in connection with any breach or alleged breach of this Agreement or any Development Order, and such matter is not resolved pursuant to clause 19.1 or 19.3 or by other agreement of the parties, such matter shall be finally resolved through binding arbitration as set forth in this clause 19.5.  Either party may initiate arbitration of such a matter, and the party initiating arbitration of such dispute must give to the other party or parties to the dispute notice specifying the dispute and requiring its resolution under this clause 19.5 (Notice of Dispute).  Such Notice of Dispute shall be given in accordance with the arbitration rules specified under this clause 19.5.

(2)	Each such dispute is by this clause 19.5 referred to binding arbitration for final resolution. The arbitration must be conducted in:

(a)	Melbourne, Australia if the Notice of Dispute is given by TearLab; and

(b)	San Diego California, USA, if the Notice of Dispute is given by MiniFAB.

(3)
If the parties have not agreed upon the arbitrator within 7 days after the Notice of Dispute is given, the arbitrator will be appointed in accordance with the then-current rules of the International Centre for Dispute Resolution.

(4)	The arbitrator must not be a present or former member, officer, employee or agent of a party to the dispute or a person who has acted as a mediator or advised any party in connection with the dispute.

(5)
The arbitration shall be conducted in accordance with the then-current rules of the International Centre for Dispute Resolution by one (1) arbitrator appointed in accordance with such rules.  The arbitrator shall determine what discovery will be permitted, consistent with the goal of limiting the cost and time which the parties must expend for discovery; provided the arbitrator shall permit such discovery as the arbitrator deems necessary to permit an equitable resolution of the dispute.  The arbitrator shall not order or require discovery against either party of a type or scope that is not permitted against the other party.  The costs of the arbitration, including administrative and arbitrators’ fees, shall be shared equally by the parties, and each party shall bear its own costs and attorneys’ and witness’ fees incurred in connection with the arbitration.  Any arbitration subject to this Article shall be completed within one (1) year from the filing of notice of a request for such arbitration.  No punitive damages may be granted by the arbitrator.  The arbitration proceedings and the decision shall not be made public without the joint consent of the parties, and each party shall maintain the confidentiality of such proceedings and decision unless otherwise permitted by the other party, except to the extent (and solely to the extent) either party is required to disclose such information by applicable securities or other laws.  The parties agree that the decision shall be the sole, exclusive and binding remedy between them regarding any and all disputes, controversies, claims and counterclaims presented to the arbitrator.  Any award may be entered in a court of competent jurisdiction for a judicial recognition of the decision and applicable orders of enforcement, and either party may apply to any court of competent jurisdiction for appropriate temporary injunctive relief pending resolution of any arbitration proceeding.  The arbitrator shall provide a written arbitration award setting forth the arbitrator’s findings on material questions of law and of fact, including references to the evidence on which the findings of fact were based.  Each party may be represented by a qualified legal practitioner or other representative.

(6)	This clause 19.5 applies even where the Agreement is otherwise void or voidable.

19.6	Continuing Obligations

Except as specifically provided in this Agreement, the parties must continue to perform their obligations under this Agreement despite the existence of a dispute or any steps being taken under this clause 19.

20	Force Majeure

20.1	Party not liable

Where a party is required under this Agreement to perform an obligation or do any act or thing by a designated time or date (Obligation), the party is not liable for any delay in performing or for failure to perform an Obligation where the delay or failure arises from Force Majeure and that party has complied with this clause.

20.2	Notice of Force Majeure

A party who claims Force Majeure must:

(1)	give the other party prompt notice of the Force Majeure with reasonably full particulars and an estimate of the extent and duration of its delay in performance, or inability to perform; and

(2)	use all possible diligence to resume normal performance of the delayed obligations as quickly as possible.

20.3	Termination in case of Force Majeure

If the delay continues beyond 30 days after the notice given under clause 20.2, the parties must meet to discuss in good faith a mutually satisfactory resolution of the problem and, if unable to achieve such a resolution within a further 60 days, either party may elect to terminate this Agreement by 30 days prior written notice to the other.

21	Notices

21.1	A notice or other communication connected with this Agreement (Notice) has no legal effect unless it is in writing.

21.2	In addition to any other method of service provided by law, the Notice may be:

(1)	sent by prepaid post to the address of the addressee set out in this Agreement or subsequently notified;

(2)	sent by facsimile to the facsimile number of the addressee;

(3)	sent via email to the email address of the addressee; or

(4)	delivered at the address of the addressee set out in this Agreement or subsequently notified.

21.3	If the Notice is sent or delivered in a manner provided by clause 21.2, it must be treated as given to and received by the party to which it is addressed:

(1)	if sent by facsimile or email, on the next Business Day at the place of receipt, unless a transmission failure notice is received by the sender; or

(2)	if sent by post or otherwise, upon receipt by the addressee.

21.4	Despite clause 21.3(1):

(1)	a facsimile is not treated as given or received unless at the end of the transmission the sender’s facsimile machine issues a report confirming the transmission of the number of pages in the Notice;

(2)
a facsimile is not treated as given or received if it is not received in full and in legible form and the addressee notifies the sender of that fact by the close of the Business Day on which it would otherwise be treated as given and received.

22	General

22.1	Further assurance

Each party must promptly at its own cost do all things (including executing and if necessary delivering all documents) necessary or desirable to give full effect to this Agreement, to the extent commercially reasonable to do so.

22.2	Entire understanding

This Agreement is the entire agreement and understanding between the parties on everything connected with the subject matter of this Agreement and supersedes any prior agreement or understanding on anything connected with that subject matter.  Notwithstanding the foregoing, the Development Agreement continues to govern the development of the First Product; provided, however, that in the event of a conflict between any provision of the Development Agreement and any provision of this Agreement, the relevant provision of this Agreement shall govern.

22.3	Variation

An amendment or variation to this Agreement is not effective unless it is in writing and signed by the parties.

22.4	Waiver

A party’s failure or delay to exercise a power or right does not operate as a waiver of that power or right.  The exercise of a power or right does not preclude either its exercise in the future or the exercise of any other power or right.  A waiver is not effective unless it is in writing.  Waiver of a power or right is effective only in respect of the specific instance to which it relates and for the specific purpose for which it is given.

22.5	Costs and outlays

Each party must pay its own costs and outlays connected with the negotiation, preparation and execution of this Agreement.

22.6	Governing law and jurisdiction

This Agreement shall be governed and construed in accordance with the laws of England, United Kingdom.

[Signature page follows]

Executed as an agreement.

Executed by MiniFAB (Aust) Pty Ltd ACN 100 768 474 in accordance with section 127 of the Corporations Act 2001:

/s/ Michael Wilkinson	/s/ Erol Harvey
Director/company secretary	Director

Michael Wilkinson	Erol Harvey
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Signed for and on behalf of TearLab Research, Inc. by its authorised representative in the presence of:

/s/ Bill Dumencu	/s/ Robert Walder
Signature of witness	Signature of authorised representative

William Dumencu	Robert Walder
Name of witness (BLOCK LETTERS)	Name of authorised representative (BLOCK LETTERS)

Address of witness

Schedule 1
First Product

1	Name Osmolarity Test Cards (TCI cards)

2
Description

A Test Card for measuring osmolarity, as more particularly described in the applicable Requirements Definitions and Specifications.

Osmolarity Test Card means the tear collection device developed by MiniFAB and TearLab to measure osmolarity.  The osmolarity test card (tci card interface) is described in PRD0001 (A copy of which is annexed to this Agreement).

All price and cost information is based on a tested and packaged osmolarity test card, packaged and configured as mutually agreed.

Schedule 2
Form of Development Order

Development Order made between MiniFAB and TearLab pursuant to the Manufacturing and Development Agreement dated ###

Date of Development Order ______________

1	Description of New Product ###

2	Draft New Product Development Requirements #Insert draft#

3	Estimated Development Expenses ###

4	Project Plan #Please insert a project plan for carrying out the development.#

5
Development Milestones and Payments (if not included in the Project Plan)

#Each payment milestone should specify the amount payable and when it is payable.  Other payment terms (if any) should be specified.#

6	Successful Completion #Please insert criteria for Successful Completion. If this is left blank, then the default provisions in clause 5.10 will apply.#

7	Other terms #Insert any other applicable terms relevant to the development of the new product.#

MiniFAB and TearLab agree that MiniFAB will provide the R&D Services pursuant to the Manufacturing and Development Agreement between the parties to develop the New Product as detailed in this Development Order.

Signed for and on behalf of MiniFAB
_____________________

Signed for and on behalf of TearLab
_____________________

Schedule 3
Manufacturing and Ordering Schedule for the First Product

Minimum Order Requirements and Annual Production Capacity

Year	Minimum Order Requirements	Expected Limit	Consequences for failure to meet Minimum Order Requirements (Minimum Order Liquidated Damages)	Annual Production Capacity
2010	****[REDACTED]****
An amount equal the Fixed Price Amount of the Product (as set out in the Pricing Schedule) payable multiplied by the difference between the Minimum Orders Requirement and the actual quantity of the Product ordered by TearLab from MiniFAB during the year.  To be calculated on an annual basis.
****[REDACTED]****
2011	****[REDACTED]****			****[REDACTED]****
2012	****[REDACTED]****			****[REDACTED]****
2013	****[REDACTED]****			****[REDACTED]****
2014	****[REDACTED]****			****[REDACTED]****
2015	****[REDACTED]****			****[REDACTED]****

Exclusivity

TearLabs will order exclusively from MiniFAB at the start of each year until the Annual Production Capacity Requirement for that year is achieved.

For orders in excess of the Annual Production Capacity in any given year, TearLab will give MiniFAB the first option to supply such orders.

Should MiniFab and TearLab develop a second product (or new product) that includes the measurement of Osmolarity, then the Minimum Order Requirements shall be revised to include both products.

Schedule 4
Pricing Schedule for the First Product

Price

The Price for each unit of the First Product is the greater of:

(1)	the Fixed Price Amount per card, in AUD, (which will be paid on delivery of the Product); OR

(2)	the Net Sales Amount per card, in USD, (which will be calculated on a quarterly basis),

where

(3)	the Fixed Price Amount per card is the amount set out in the table below, determined by reference to the date on which the Product was ordered from MiniFAB; and

(4)
the Net Sales Amount per card is the Selling Price of the Product (as defined below) multiplied by the Net Sales Component Percentage set out in the table below, determined by reference to the date on which the Product is sold by TearLab.

(5)	The aggregate Net Sales Amount is the Net Sales Amount per card multiplied by the total number of cards sold.

Selling Price

Selling Price per card means the Net Sales Income for all cards sold or supplied in the relevant year, divided by the total number of test cards sold or supplied in that year, calculated in USD, by TearLabs or its affiliates.

For the purposes of the calculations in this schedule:

(1)	A card will be deemed sold at the earlier of the date it is invoiced, payment is received for it or it is shipped to the buyer.

(2)	Cards supplied as free samples will not be included in the quantity of cards sold or supplied.

(3)
If cards are supplied on other than an arms length basis, other than by way of free sample, then for the purpose of the calculation of the Net Sales Income, such cards will be deemed to be sold for an amount equal to the Net Sales Amount per card calculated ignoring any amount received for such cards and the quantity of cards so supplied.

Year	Fixed Price Amount (AUD) per unit	Net Sales Amount Percentage
2010	****[REDACTED]****
2011	****[REDACTED]****
2012	****[REDACTED]****
2013	****[REDACTED]****
2014	****[REDACTED]****
2015	****[REDACTED]****

Invoicing and reporting

(1)
MiniFAB will invoice the Fixed Price Amount of the Products the subject of a delivery, when the full and entire lot, from that delivery are shipped from MiniFAB to the TearLab logistics center specified.  MiniFAB will ship the full and complete lot of test cards 10 Business Days after MiniFAB ships the samples to TearLab, or sooner if TearLab notifies it that the samples are accepted.  MiniFAB will not ship the full and complete lot if within the 10 Business Days TearLab notifies it that the samples are not accepted for the reasons provided in clause 3.7(1).

(2)
TearLab shall pay for product received in acceptable condition at the logistics center specified by TearLab in accordance with clause 3.6, according to product specifications (as defined in clause 3.6)

(3)	Within 20 Business Days after the end of each quarter, TearLab must provide MiniFAB a written report detailing:

(a)	the number of units of Products held in stock at the start of each month of that quarter;

(b)	the number of units of Products delivered by MiniFAB to TearLab during each month of that quarter;

(c)	the number of units of Products sold by TearLab in each month of that quarter;

(d)	the gross amount invoiced for the Products sold by TearLab in each month of that quarter;

(e)
the Selling Price of the Products, per card, sold in that Quarter by TearLab (in USD) and details of the calculation.  If the Products were invoiced or paid for in a currency other than USD, then the Selling Price will be converted to USD at the exchange rate published on the day of the sale.  TearLab must include the exchange rate used for the conversion in its report; and

(f)	the aggregate Net Sales Amount for the Products sold by TearLab in that quarter.

(4)	Within 10 Business Days after receiving the report of TearLab in relation to a particular quarter, MiniFAB will invoice TearLab an amount equal to the difference between

(a)	the aggregate Net Sales Amount reported by TearLab for that month; and

(b)
the number of units of Products sold and shipped by TearLab in that quarter multiplied by the Fixed Price Amount (on the basis that if different Fixed Price Amounts applied that Product sold by TearLab, is sold on a first-in first out basis), provided that if the difference is zero or less, then MiniFAB is not required to issue any invoice (or to make up the difference to TearLab).

Record keeping and audit

(1)
TearLab must keep and retain true and particular accounts and records of all sales of Products sufficient to verify TearLab’s calculation and reports provided under the provisions set out above.  TearLab must retain records for a minimum of 7 years after the transaction to which they relate occurred.

(2)
During the term of this Agreement and for a period of 2 years thereafter, MiniFAB may appoint an independent qualified accountant to inspect and audit from time to time the accounts and records of TearLab referred to in paragraph (1) above and such other matters as are directly relevant to the calculation of the Selling Price or Net Sales Amount.

(3)
If any discrepancy is found by the accountant pursuant to an audit conducted in accordance with paragraph (2), then the amount determined due and payable will be adjusted in the report and payment shall be adjusted for the next quarter together with any applicable interest payable under clause 9.3.

(4)
No findings of the audit are considered final until both parties acting in good faith agree.  An ongoing disagreement will be a dispute, and subject to resolution in accordance with clause 19 of the Agreement.

(5)	MiniFAB will bear the cost of any such audit unless a discrepancy of 10% or more in the amount of the aggregate Net Sales Amount is detected in which event TearLab must bear the cost of the audit

Changes in Fixed Price Amount

The Fixed Price Amount may be varied from time to time as agreed to, in writing, by both parties.  Any future reductions in the cost of manufacture of the Test Cards over and above the costs savings set out in the Manufacturing Plan Version 1.1 (as set out in Annexure C) shall be shared equally between MiniFAB and TearLab.

Annexure A
Requirement Definitions of First Product

[#To be inserted]

Annexure B
Specifications for First Product

[#To be inserted]

Annexure C
Manufacturing Plan Version 1.1

[#To be inserted]